Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Cautionary Language Regarding Forward-Looking Statements

Some of the statements included herein involve forward-looking information. Mirant cautions that these statements involve known and unknown risks and that there can be no assurance that such results will occur. There are various important factors that could cause actual results to differ materially from those indicated in the forward-looking statements, such as, but not limited to, legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the industry of generating, transmitting and distributing electricity (the “electricity industry”); changes in state, federal and other regulations affecting the electricity industry (including rate and other regulations); changes in, or changes in the application of, environmental and other laws and regulations to which Mirant and its subsidiaries and affiliates are or could become subject; the failure of Mirant’s plants to perform as expected, including outages for unscheduled maintenance or repair; environmental regulations that restrict Mirant’s ability or render it uneconomic to operate its plants, including regulations related to the emission of CO2 and other greenhouse gases; increased regulation that limits Mirant’s access to adequate water supplies and landfill options needed to support power generation or that increases the costs of cooling water and handling, transporting and disposing off-site of ash and other byproducts; changes in market conditions, including developments in the supply, demand, volume and pricing of electricity and other commodities in the energy markets, including efforts to reduce demand for electricity and to encourage the development of renewable sources of electricity, and the extent and timing of the entry of additional competition in our markets; continued poor economic and financial market conditions, including impacts on financial institutions and other current and potential counterparties and negative impacts on liquidity in the power and fuel markets in which Mirant and its subsidiaries hedge and transact; increased credit standards, margin requirements, market volatility or other market conditions that could increase Mirant’s obligations to post collateral beyond amounts that are expected, including additional collateral costs associated with over-the-counter hedging activities as a result of new or proposed rules and regulations governing derivative financial instruments, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act; Mirant’s inability to access effectively the over-the-counter and exchange-based commodity markets or changes in commodity market conditions and liquidity, including as a result of new or proposed rules and regulations governing derivative financial instruments, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act, which may affect Mirant’s ability to engage in asset management, proprietary trading and fuel oil management activities as expected, or result in material gains or losses from open positions; deterioration in the financial condition of Mirant’s counterparties and the failure of such parties to pay amounts owed to Mirant or to perform obligations or services due to Mirant beyond collateral posted; hazards customary to the power generation industry and the possibility that Mirant may not have adequate insurance to cover losses resulting from such hazards or the inability of Mirant’s insurers to provide agreed upon coverage; the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; price mitigation strategies employed by ISOs or RTOs that reduce Mirant’s revenue and may result in a failure to compensate Mirant’s generating units adequately for all of their costs; changes in the rules used to calculate capacity, energy and ancillary services payments; legal and political challenges to the rules used to calculate capacity, energy and ancillary services payments; volatility in Mirant’s gross margin as a result of Mirant’s accounting for derivative financial instruments used in its asset management, proprietary trading and fuel oil management activities and volatility in its cash flow from operations resulting from working capital requirements, including collateral, to support its asset management, proprietary trading and fuel oil management activities; Mirant’s ability to enter into intermediate and long-term contracts to sell power or to hedge our future expected generation of power, and to obtain adequate supply and delivery of fuel for its generating facilities, at Mirant’s required specifications and on terms and prices acceptable to it; the failure to utilize new or advancements in power generation technologies; the inability of Mirant’s operating subsidiaries to generate sufficient cash flow to support its operations; the potential limitation or loss of Mirant’s net operating losses notwithstanding a continuation of its stockholder rights plan; Mirant’s ability to borrow additional funds and access capital markets; strikes, union activity or labor unrest; Mirant’s ability to obtain or develop capable leaders and its ability to retain or replace the services of key employees; weather and other natural phenomena, including hurricanes and earthquakes; the cost and availability of emissions allowances; curtailment of operations and reduced prices for electricity resulting from transmission constraints; Mirant’s ability to execute its business plan in California, including entering into new tolling arrangements in respect of its existing generating facilities; Mirant’s ability to execute its development plan in respect of its Marsh Landing generating facility, including obtaining the permits necessary for construction and operation of the generating facility and completing the construction of the generating facility by mid-2013; the ability of Mirant Marsh Landing to meet the conditions to draw under the Marsh Landing credit agreement; the ability of lenders under the Marsh Landing credit facility to fund the Marsh Landing credit agreement; Mirant’s relative lack of geographic diversification of revenue sources resulting in concentrated exposure to the Mirant Mid-Atlantic market; the ability of lenders under Mirant North America’s revolving credit facility to perform their obligations; war, terrorist activities, cyberterrorism and inadequate cybersecurity, or the occurrence of a catastrophic loss; the failure to provide a safe working environment for Mirant’s employees and visitors thereby increasing Mirant’s exposure to additional liability, loss of productive time, other costs, and a damaged reputation; Mirant’s consolidated indebtedness and the possibility that Mirant or its subsidiaries may incur additional indebtedness in the future; restrictions on the ability of Mirant’s subsidiaries to pay dividends, make distributions or otherwise transfer funds to Mirant, including restrictions on Mirant North America contained in its financing agreements and restrictions on Mirant Mid-Atlantic contained in its leveraged lease documents, which may affect Mirant’s ability to access the cash flows of those subsidiaries to make debt service and other payments; the failure to comply with, or monitor provisions of Mirant’s loan agreements and debt may lead to a breach and, if not remedied, result in an event of default thereunder, which would limit access to needed capital and damage Mirant’s reputation and relationships with financial institutions; and the disposition of the pending litigation described in Mirant’s Form 10-Q for the quarter ended September 30, 2010, filed with the Securities and Exchange Commission.

Mirant undertakes no obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise. The foregoing review of factors that could cause Mirant’s actual results to differ materially from those contemplated in the forward-looking statements included in this news release should be considered in connection with information regarding risks and uncertainties that may affect Mirant’s future results included in Mirant’s filings with the Securities and Exchange Commission at www.sec.gov.

Additional Information and Where To Find It

In connection with the proposed merger between RRI Energy and Mirant, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings” and from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Dickerson Generating Station Mirant Corporation Third Quarter 2010 Earnings Results November 5, 2010

Forward-Looking Statements
This presentation may contain statements, estimates or projections that constitute “forward-looking statements” as defined under
U.S. federal securities laws. In some cases, one can identify forward-looking statements by terminology such as “will,” “expect,”
“plan,” “lead,” “project” or the negative of these terms or other comparable terminology. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Mirant’s historical experience and our present expectations or projections. These risks include, but are not limited to: (i) legislative and regulatory initiatives relating to the electric utility industry; (ii) changes in, or changes in the application of, environmental or other laws; (iii) failure of our assets to perform as expected, including due to outages for unscheduled maintenance or repair; (iv) changes in market conditions or the entry of additional competition in our markets; (v) the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; and (vi) those factors contained in our periodic reports filed with the SEC, including in our Quarterly Report on Form 10-Q for the period ended September
30, 2010. The forward-looking information in this document is given as of this date only, and Mirant assumes no duty to update this information.
Safe Harbor Statement

Additional Information and Where To Find It
In connection with the proposed merger between RRI Energy and Mirant, RRI Energy filed with the SEC a registration statement on
Form S-4 that includes a joint proxy statement of RRI Energy and Mirant and that also constitutes a prospectus of RRI Energy. The registration statement was declared effective by the SEC on September 13, 2010. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website
(www.sec.gov).
You may also
obtain these documents, free of charge, from RRI Energy’s website
(www.rrienergy.com)
under the tab “Investor Relations” and then
under the heading “Company Filings” and from Mirant’s website
(www.mirant.com)
under the tab “Investor Relations” and then under
the heading “SEC Filings.”
Non-GAAP Financial Information
The following presentation includes certain “non-GAAP financial measures” as defined in Regulation G under the Securities
Exchange Act of 1934. A schedule is attached hereto and is posted on the Company’s website at mirant.com (in the Investor
Relations - Presentations section) that reconciles the non-GAAP financial measures included in the following presentation to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting
Principles. In addition, the Company has included a more detailed description of each of the non-GAAP financial measures used in this presentation, together with a discussion of the usefulness and purpose of these measures as Exhibit 99.2 to the Company’s
Current Report on Form 8-K furnished to the SEC with its earnings press release.
Safe Harbor Statement

GenOn Energy – Merger Update
Mirant and RRI Energy stockholders approved on October 25, 2010 the proposals related to their proposed merger
Entered into agreements on September 20, 2010 for revolving credit facility and merger related financings
$788 million five-year revolving credit facility
$700 million seven-year term loan
$675 million of 9.5% senior unsecured notes due 2018
$550 million of 9.875% senior unsecured notes due 2020
Merger remains subject to Hart-Scott-Rodino clearance by the
Department of Justice
Merger expected to close by the end of 2010
Operational Performance - Cash Generation - Prudent Growth

Financial Highlights
($millions)
In Q3, change in Adjusted EBITDA principally attributable to
-
Lower realized value of hedges
-
Lower energy gross margins from proprietary trading activities
-
Lower contracted and capacity revenues
-
Higher operating costs primarily because of scrubbers installed in
December 2009 and the Montgomery County, Maryland CO2 levy
imposed on our Dickerson generating facility beginning in May 2010
Higher energy gross margins from generation
Adjusted EBITDA 190 311 501 706
Q3 9 Months
2010 2009 2010 2009
Operational Performance - Cash Generation - Prudent Growth

1.45
1.01
1.15
0.50
0.34
0
3.35
2.34
2.21
1.24
1.01 1.08
0.00
0.50
1.00
1.50
2.00
2.50
3.00
3.50
4.00
2004 2005 2006 2007 2008 2009 YTD 2010
Operations Highlights
Mirant’s safety incident rates remain at low levels
Commercial Availability, the percent of maximum achievable energy gross margin that was realized in the period, remains at a high level
Commercial Availability
Safety Incident Rates
Lost Time Incident Rate
Lost Time EEI Top Quartile Benchmark
Recordable Incident Rate
Recordable EEI Top Quartile Benchmark
0.34
0.80
84%
87%
89%
88%
80%
85%
90%
95%
100%
2007 2008 2009 YTD 2010
Operational Performance - Cash Generation - Prudent Growth

Market Update Since August
Near term (2010 and 2011)
Natural gas prices decreased and currently trade around $4.30/mmBtu for 2011
Power prices in PJM decreased but heat rates expanded as power prices declined less than natural gas prices
Northern Appalachian coal prices were relatively unchanged and trade around
$64/ton for 2011
Dark spreads declined
Longer term (2012 – 2015)
Natural gas prices decreased and currently trade in a range of $5.00 to
$5.80/mmBtu
Power prices in PJM decreased but heat rates expanded as power prices declined less than natural gas prices
Northern Appalachian coal prices were unchanged and are quoted in a range of
$66– $75/ton
Dark spreads declined
Operational Performance - Cash Generation - Prudent Growth

Electricity Markets
Reserve Margins
Forecasted reserve margins incorporate the latest information from each ISO
Eastern markets are forecasted to tighten because little generation is being built
Source:  Mirant forecasts
8%
12%
16%
20%
24%
28%
32%
36%
40%
2010 2011 2012 2013 2014
New York East N.California PJM East New England PJM RTO (ex. COMED)
Target Reserve range
Operational Performance - Cash Generation - Prudent Growth

100%
80%
60%
40%
20%
0%
% Hedged1
2010 2
2011
2012
2013
2014
Power 3
Fuel

100%
80%
60%
40%
20%
0%
% Hedged1
2010 2
2011
2012
2013
2014
Power 3
Fuel

Hedge Levels
Based on Expected Total Generation
Aggregate
Baseload Coal
1. Positions as of October 12, 2010
Shaded boxes represent net additions to prior guidance
2. 2010 represents period between November and December
3. Power hedges include hedges with both power and natural gas
Operational Performance - Cash Generation - Prudent Growth

Marsh Landing Generating Station
(760 MW)
Total project costs are expected to be approximately $700 million including capital costs and financing fees
Directed Kiewit to commence engineering and procurement
Construction expected to begin in late 2010 and to be completed by mid-2013
Received approval of PPA with PG&E
and all necessary permits to commence
construction
$650 million project financing closed on
October 8, 2010
Includes $500 million construction
and term loan and $150 million of
letter of credit facilities
Operational Performance - Cash Generation - Prudent Growth

Pittsburg Generating Station
Mirant entered into a new tolling agreement with PG&E on October 28, 2010 to provide electricity from Pittsburg units 5, 6, and 7
Agreement is for total capacity of 1,159 MW for three years
commencing January 1, 2011
Includes options for PG&E to extend agreements for each of 2014 and 2015
Operational Performance - Cash Generation - Prudent Growth

Financial Results
(millions, except per share amounts)
9 Months
2010 2009 2010 2009
Net income 254 $    55 $      398 $    598 $
Unrealized (gains) losses on derivatives (167)     174       (179)     (66)
Bankruptcy charges and legal contingencies (1)         -           -           (62)
Postretirement benefit curtailment gain -           -           (37)       -
Other -           9           11 14
Adjusted net income 86 238 193 484
Interest, taxes, depreciation & amortization 104 73         308 222
Adjusted EBITDA 190 $    311 $    501 $    706 $
Diluted weighted average shares outstanding 146       146       146       145
Earnings per share:
Net income 1.74 $   0.38 $   2.73 $   4.12 $
Adjusted net income 0.59 $   1.63 $   1.32 $   3.34 $
Q3
Operational Performance - Cash Generation - Prudent Growth

Realized Gross Margin
(millions)
Operational Performance - Cash Generation - Prudent Growth
Q3 2010 Q3 2009 YTD 2010 YTD 2009
Energy
171 72 377 254
Contracted & Capacity
135 147 415 418
Realized Value of Hedges
55 247 202 507
Total Realized Gross Margin
361 466 994 1,179
$361
$466
$994
$1,179
$0
$200
$400
$600
$800
$1,000
$1,200
$1,400

Adjusted Free Cash Flow
(millions, except per share amounts)
2010 2009 2010 2009
Net cash provided by operating activities 193 $    342 $       343 $       726 $
     Bankruptcy claim payments -            -              -              1
     Emission allowance sales proceeds -            3              3              20
     Capitalized interest -            (2)            (3)            (35)
Adjusted net cash provided by operating activities 193       343          343          712
Capital expenditures, excluding capitalized interest (54)        (128)        (211) (473)
Adjusted free cash flow 139       215          132          239
     MD Healthy Air Act capital expenditures 32         88            109          336
     Marsh Landing capital expenditures and working capital 82         16            84            16
Adjusted free cash flow (w/o MD HAA & Marsh Landing) 253 $    319 $       325 $       591 $
     Diluted weighted average shares outstanding 146       146          146          145
Adjusted free cash flow per share (w/o MD HAA & Marsh Landing) 1.73 $   2.18 $      2.23 $      4.08 $
9 Months Q3
Operational Performance - Cash Generation - Prudent Growth

Consolidated Debt and Liquidity
(millions)
Debt
$        2,561
Cash and cash equivalents
Mirant Corporation 1,421 $
Mirant Americas Generation 19
Mirant North America 245
Mirant Mid-Atlantic 273
Other 31
Total cash and cash equivalents 1,989
Less restricted and reserved (11)
Available cash & cash equivalents 1,978
Revolver & LC availability 712
Total available liquidity 2,690 $
September 30, 2010
Operational Performance - Cash Generation - Prudent Growth

Capital Expenditures
(millions)
Maryland Healthy Air Act spending prior to 2010 totaled approximately $1.405 billion
Normalized maintenance CapEx of $50 million to $60 million per year
Other environmental expenditures include the amounts deposited in escrow for control of small dust particles as part of the Potomac River agreement
Operational Performance - Cash Generation - Prudent Growth
2010
1
2011
Environmental
Maryland Healthy Air Act 176 $      93 $
Other 7 24
Maintenance 103 47
Construction
Marsh Landing Generating Station 37 180
Other 24 51
Other 12 12
Total Capital Expenditures
2
359 $      407 $
1
Includes actuals for January through September
2
Excludes capitalized interest unrelated to the Marsh Landing project financing
Forecast

Takeaways
Creation of GenOn Energy will deliver significant value to stockholders
Hedging cushioned Mirant in Q3 2010 from the effects of relatively low commodity prices
Eastern markets are forecasted to tighten because little generation is being built
Mirant completed financing for the Marsh Landing generating facility and directed Kiewit to commence engineering and procurement
Construction is expected to begin in late 2010
Operational Performance - Cash Generation - Prudent Growth

Dickerson Generating Station Appendix

Federal NOL Status
Mirant’s estimated Federal NOL balance at December 31, 2009 was $2.7 billion
An “ownership change” requires Mirant to reset the limitation that determines how much annual taxable income may be offset by its NOLs in future years
An ownership change occurs if there is an increase of more than 50 percentage points in the ownership of Mirant stock held by large Mirant shareholders from the date of a previous ownership change
New limitation depends on Mirant stock value on the ownership change date and an interest rate determined by the IRS
We expect that Mirant will experience an “ownership change” for federal income tax purposes  on the closing date of the proposed merger with RRI
Energy
Operational Performance - Cash Generation - Prudent Growth

Federal NOL Status (Cont.)
Assuming the shares of Mirant and RRI Energy are at or near current prices on the closing date of the proposed merger and both companies experience an ownership change, Mirant expects that
The combined company, GenOn Energy, will be unable to use any pre merger NOLs for the first 5 years following the merger
Thereafter, assuming sufficient taxable income, GenOn will be able to use approximately $100MM – $125MM per year of pre merger NOLs until such NOLs expire
Based on current commodity price forecasts, Mirant expects that GenOn Energy will pay only federal Alternative Minimum Tax and certain state income taxes during the 5 years immediately following the merger
Mirant’s Board of Directors has extended its stockholder rights plan and the plan was approved at its 2010 Annual Meeting of Stockholders held on May 6, 2010
There is no assurance that the stockholder rights plan will prevent an ownership change prior to the closing date of the proposed merger
Operational Performance - Cash Generation - Prudent Growth

Additional Hedge Information
1 Projected as of October 12, 2010
2 Power hedges include hedges with both power and natural gas
3 Realized Value of Hedges are nominal values and do not include certain adjustments required under fair value accounting
($millions)
Q3
2010
Q3
2009
YTD
2010
YTD
2009 2010 2011 2012 2013 2014
Power
2
59 $    285 $  234 $  608 $
362 $  289 $  208 $  193 $  189 $
Fuel (4)        (38)      (32)      (101)    (34)      (23)      (33)     1         1
Realized Value of Hedges 55 $    247 $  202 $  507 $  328 $  266 $  175 $  194 $  190 $
Projected
1,3
Actual
Operational Performance - Cash Generation - Prudent Growth
Nov-Dec 2010 2011 2012 2013
2.37 $          2.74 $          2.99 $          2.74 $
Average contract price of hedged coal before delivery
($/mmBtu)

Quarterly Generation by Dispatch Type
Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%) Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%)
Baseload
MidAtlantic 2,729 4,060,219 91.6 67.1 2,765 3,400,766 87.4 55.7
Northeast 238 399,732 94.5 82.7 238 377,785 95.0 78.1
California 0 0 0 0
Total Baseload 2,967 4,459,951 91.8 68.3 3,003 3,778,551 88.0 57.3
Intermediate
MidAtlantic 1,400 733,421 71.2 24.8 1,400 194,192 53.1 6.6
Northeast 2,265 324,013 85.1 6.5 2,265 111,191 93.4 2.2
California 2,191 254,390 99.9 5.3 2,191 457,168 99.3 9.5
Total Intermediate 5,856 1,311,824 87.5 10.3 5,856 762,551 86.3 6.0
Peaking
MidAtlantic 1,065 120,092 95.3 5.1 1,065 27,772 99.5 1.2
Northeast 32 4,796 100.0 6.8 32 2,012 99.8 2.9
California 156 (235) 98.7 0.0 156 1,484 99.5 0.4
Total Peaking 1,253 124,653 95.8 4.5 1,253 31,268 99.5 1.1
Total Mirant 10,076 5,896,428 89.8 26.7 10,112 4,572,370 88.4 20.7
(1) Equivalent Availability Factor - the total hours a unit is available in a period minus the sum of all full and partial outage equivalent expressed as a percent of all hours in a period.
Generation by Dispatch Type
Third Quarter 2010 Third Quarter 2009
Operational Performance - Cash Generation - Prudent Growth

Year to Date Generation by Dispatch Type
Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%) Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%)
Baseload
MidAtlantic 2,729 11,094,303 82.2 62.0 2,765 10,568,142 84.9 58.3
Northeast 238 1,119,425 93.2 74.4 238 1,076,030 91.4 71.6
California 0 0 0 0
Total Baseload 2,967 12,213,728 83.0 62.9 3,003 11,644,172 85.4 59.3
Intermediate
MidAtlantic 1,400 1,065,311 53.6 11.9 1,400 333,372 41.9 3.7
Northeast 2,265 382,168 86.2 2.6 2,265 682,781 86.5 4.6
California 2,191 466,242 92.4 3.3 2,191 846,415 86.4 5.9
Total Intermediate 5,856 1,913,721 80.9 5.0 5,856 1,862,568 76.0 4.9
Peaking
MidAtlantic 1,065 190,146 92.2 2.6 1,065 63,284 94.9 0.9
Northeast 32 6,123 92.7 2.9 32 2,381 98.7 1.1
California 156 (823) 97.7 0.0 156 1,986 89.1 0.2
Total Peaking 1,253 195,446 92.9 2.3 1,253 67,651 94.3 0.8
Total Mirant 10,076 14,322,895 83.1 21.6 10,112 13,574,391 81.2 20.5
(1) Equivalent Availability Factor - the total hours a unit is available in a period minus the sum of all full and partial outage equivalent expressed as a percent of all hours in a period.
Generation by Dispatch Type
YTD 2010 YTD 2009
Operational Performance - Cash Generation - Prudent Growth

Equivalent Forced Outage Rate (EFOR)
EFOR  =
Forced Outage Hours
Forced Outage Hours + Service Hours
2010 2009 2010 2009
Mid-Atlantic Baseload Coal 4% 8% 5% 9%
Q3 YTD
Operational Performance - Cash Generation - Prudent Growth

Northeast
2,535 MW
Bowline
Kendall
Canal
Martha's Vineyard
California
2,347 MW
Pittsburg
Contra
Costa
Potrero
Dickerson
Chalk Point
Potomac River
Morgantown
Mid Atlantic
5,194 MW
Power plants sized by capacity

Capacity by Fuel Type

Dual
37%
Coal
29%
Oil
10%
Gas
24%

25 Mirant Operations 10,076 MW Operational Performance - Cash Generation - Prudent Growth

Bowline
Lovett
Boston
Canal
N.Y.C.
Pittsburg
San Francisco
Contra Costa
Dickerson
Chalk Point
Washington, DC
Morgantown

Northeast

- Potential to add 1,000 – 1,500 MWs of capacity

Mid Atlantic

- Potential to add 4,000 – 5,000 MWs of capacity

Development Opportunities
• 760 MW Marsh Landing Generating Station will commence
commercial operations in mid-2013
• Potential to add 1,700 – 2,700 MWs of capacity
California
Operational Performance - Cash Generation - Prudent Growth

Share Count
(millions)
Weighted average shares outstanding - basic 146 145 145 145
Effect of dilutive securities 0 1 1 0
Weighted average shares outstanding - diluted 146 146 146 145
Shares outstanding at quarter end - basic 146 145 146 145
Effect of dilutive securities 0 1 0 1
Shares outstanding at end of quarter - diluted 146 146 146 146
Three Three Nine Nine
Months Ending
September 30, 2009
Months Ending Months Ending Months Ending
September 30, 2010 September 30, 2009 September 30, 2010
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
Operational Performance - Cash Generation - Prudent Growth
(in millions except per share)
Per Share
1
Per Share
1
Net Income 254 $        1.74 $         55 $       0.38 $
Unrealized losses (gains) (167) (1.14) 174 1.19
Impairment losses - - 14 0.10
Lower of cost or market inventory adjustments, net (7) (0.05) (6) (0.04)
Merger-related costs 8 0.06 - -
Other (2) (0.02) 1 -
Adjusted Net Income 86 $          0.59 $         238 $     1.63 $
Provision for income taxes - 3
Interest expense, net 51 33
Depreciation and amortization 53 37
Adjusted EBITDA 190 $        311 $
Table 1
Net Income to Adjusted Net Income and Adjusted EBITDA
Quarter Ending Quarter Ending
September 30, 2010 September 30, 2009
1
Per share amounts for 2010 and 2009 are based on diluted weighted average shares outstanding of 146 million.

Regulation G Reconciliation
Operational Performance - Cash Generation - Prudent Growth
(in millions except per share)
Per Share
1
Per Share
1
Net Income
398 $      2.73 $         598 $    4.12 $
Unrealized gains (179) (1.23) (66) (0.45)
Bankruptcy charges and legal contingencies - - (62) (0.43)
Severance and bonus plan for dispositions - - 13 0.09
Impairment losses - - 14 0.10
Lower of cost or market inventory adjustments, net (1) (0.01) (17) (0.12)
Postretirement benefit curtailment gain (37) (0.25) - -
Merger-related costs 13 0.09 - -
Other (1) (0.01) 4 0.03
Adjusted Net Income
193 $      1.32 $         484 $    3.34 $
Provision for income taxes 1 11
Interest expense, net 150 102
Depreciation and amortization 157 109
Adjusted EBITDA
501 $      706 $
1
Per share amounts for 2010 are based on diluted weighted average shares outstanding of 146 million. Per share amounts for
2009 are based on diluted weighted average shares outstanding of 145 million.
Table 2
Net Income to Adjusted Net Income and Adjusted EBITDA
Year to Date Year to Date
September 30, 2010 September 30, 2009

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 319 $       (3) $           11 $           (73) $            - $                 254 $
Unrealized losses (gains) (179)         2                 -                 10                 -                    (167)
Bankruptcy charges and legal contingencies -               -                 (1)               -                   -                    (1)
Lower of cost or market inventory adjustments, net (4)             -                 -                 (3)                  -                    (7)
Merger-related costs -               -                 -                 8                   -                    8
Gains on sales of assets (excluding emissions allowances), net -               (1)               -                 -                   -                    (1)
Adjusted Net Income (Loss) 136 $       (2) $           10 $           (58) $            - $                 86 $
Provision (benefit) for income taxes (1)             -                 -                 1                   -                    -
Interest expense, net 1               -                 (1)               51                 -                    51
Depreciation and amortization 36            5                 8                 4                   -                    53
Adjusted EBITDA 172 $       3 $              17 $           (2) $               - $                 190 $
Table 3
Adjusted Net Income (Loss) and Adjusted EBITDA
Quarter Ending September 30, 2010
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 525 $       (17) $         17 $           (127) $          - $                 398 $
Unrealized losses (gains) (208)         16               -                 13                 -                    (179)
Bankruptcy charges and legal contingencies -               -                 (1)               1                   -                    -
Lower of cost or market inventory adjustments, net (3)             -                 -                 2                   -                    (1)
Postretirement benefit curtailment gain -               -                 -                 (37)                -                    (37)
Merger-related costs -               -                 -                 13                 -                    13
Gains on sales of assets (excluding emissions allowances), net -               (1)               -                 -                   -                    (1)
Adjusted Net Income (Loss) 314 $       (2) $           16 $           (135) $          - $                 193 $
Provision (benefit) for income taxes (1)             -                 -                 2                   -                    1
Interest expense, net 2               1                 (1)               148               -                    150
Depreciation and amortization 105          17               23               12                 -                    157
Adjusted EBITDA 420 $       16 $           38 $           27 $              - $                 501 $
Table 4
Adjusted Net Income (Loss) and Adjusted EBITDA
Year to Date September 30, 2010
Continuing Operations
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 86 $         5 $              (5) $            (31) $            - $                   55 $
Unrealized losses (gains) 124          26               -                  24                 -                      174
Impairment losses -                -                 14                -                   -                      14
Generating facility shut down costs -                1                 -                  -                   -                      1
Lower of cost or market inventory adjustments, net (4)             -                 -                  (2)                  -                      (6)
Adjusted Net Income (Loss) 206 $       32 $           9 $               (9) $               - $                   238 $
Provision for income taxes -                -                 -                  3                   -                      3
Interest expense, net -                -                 1                  32                 -                      33
Depreciation and amortization 25            4                 5                  3                   -                      37
Adjusted EBITDA 231 $       36 $           15 $            29 $              - $                   311 $
Table 5
Adjusted Net Income (Loss) and Adjusted EBITDA
Quarter Ending September 30, 2009
Continuing Operations
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions )
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 604 $       40 $           (2) $            (45) $            1 $                   598 $
Unrealized losses (gains) (119)         (20)             -                  73                 -                      (66)
Bankruptcy charges and legal contingencies -                -                 -                  (62)                -                      (62)
Severance and bonus plan for dispositions -                -                 -                  13                 -                      13
Impairment losses -                -                 14                -                   -                      14
Generating facility shut down costs -                4                 -                  -                   -                      4
Lower of cost or market inventory adjustments, net 3               (1)                1                  (20)                -                      (17)
Adjusted Net Income (Loss) 488 $       23 $           13 $            (41) $            1 $                   484 $
Provision for income taxes -                -                 -                  11                 -                      11
Interest expense, net 2               -                 2                  98                 -                      102
Depreciation and amortization 73            13               15                8                   -                      109
Adjusted EBITDA 563 $       36 $           30 $            76 $              1 $                   706 $
Table 6
Adjusted Net Income (Loss) and Adjusted EBITDA
Year to Date September 30, 2009
Continuing Operations
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 151 $                14 $         - $            6 $               - $                 171 $
Contracted & capacity 83                     20            32            -                   -                    135
Incremental realized value of hedges 58                     (3)             -                -                   -                    55
Realized gross margin 292                   31            32            6                  -                    361
Unrealized gross margin 179                   (2)             -                (10)               -                    167
Gross margin 471 $                29 $         32 $         (4) $              - $                 528 $
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 33 $                  3 $           - $            36 $            - $                 72 $
Contracted & capacity 90                     24            33            -                   -                    147
Incremental realized value of hedges 214                   33            -                -                   -                    247
Realized gross margin 337                   60            33            36                -                    466
Unrealized gross margin (124)                  (26)           -                (24)               -                    (174)
Gross margin 213 $                34 $         33 $         12 $            - $                 292 $
Gross Margin
Quarter Ending September 30, 2010
Table 7
Quarter Ending September 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 321 $                15 $         - $            41 $            - $                 377 $
Contracted & capacity 257                   67            91            -                   -                    415
Incremental realized value of hedges 189                   13            -                -                   -                    202
Realized gross margin 767                   95            91            41                -                    994
Unrealized gross margin 208                   (16)           -                (13)               -                    179
Gross margin 975 $                79 $         91 $         28 $            - $                 1,173 $
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 124 $                21 $         - $            112 $          (3) $               254 $
Contracted & capacity 261                   68            89            -                   -                    418
Incremental realized value of hedges 473                   34            -                -                   -                    507
Realized gross margin 858                   123          89            112             (3)                  1,179
Unrealized gross margin 119                   20            -                (73)               -                    66
Gross margin 977 $                143 $       89 $         39 $            (3) $               1,245 $
Table 8
Gross Margin
Year to Date September 30, 2010
Year to Date September 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Gross margin 528 $                          292 $
Unrealized gross margin (167)                            174
Lower of cost or market inventory adjustments, net (7)                                (6)
Adjusted gross margin 354                             460
Operations and maintenance expenses (172)                            (154)
Bankruptcy charges and legal contingencies -                                  -
Merger-related costs 8                                 -
Generating facility shut down costs -                                  1
Adjusted operations and maintenance expenses (164)                            (153)
Gain on sales of emissions allowances, net -                                  3
Other income (expense), net -                                  1
Adjusted EBITDA 190 $                          311 $
Table 9
Gross Margin to Adjusted EBITDA
Quarter  Ending Quarter  Ending
September 30, 2010 September 30, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Gross margin 1,173 $                       1,245 $
Unrealized gross margin (179)                            (66)
Lower of cost or market inventory adjustments, net (1)                                (17)
Adjusted gross margin 993                             1,162
Operations and maintenance expenses (470)                            (430)
Bankruptcy charges and legal contingencies -                                  (62)
Severance and bonus plan for dispositions -                                  13
Merger-related costs 13                               -
Postretirement benefit curtailment gain (37)                              -
Generating facility shut down costs -                                  4
Adjusted operations and maintenance expenses (494)                            (475)
Gain on sales of emissions allowances, net 3                                 20
Other expense, net (1)                                (1)
Adjusted EBITDA 501 $                          706 $
Table 10
Gross Margin to Adjusted EBITDA
Year to Date Year to Date
September 30, 2010 September 30, 2009
Operational Performance - Cash Generation - Prudent Growth